COMFORCE Corporation
415 Crossways Park Drive
P.O. Box 9006
Woodbury, New York 11797

January 12, 2006

Re:	COMFORCE Corporation
File No. 1-06081
Form 10-K for Fiscal Year Ended December 26, 2004
Form 10-Qs for Fiscal Quarters Ended September 25, 2005

Mr. Dave Walz
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549

Dear Mr. Walz:

This letter is in response to the letter dated December 22, 2005 of Larry Spirgel regarding the above-referenced filings. Set forth below are COMFORCE Corporation’s (the “Company”) responses to the Staff’s comments (the “Comments”):

For the convenience of the Staff, the Comments are set forth below followed by the Company’s response thereto.

Consolidated Statements of Cash Flows, page F-6

1.
Footnote 10 to SFAS 95 indicates that separate disclosure of cash flows pertaining to discontinued operations reflected in the operating, investing, and financing categories is not required. However, an enterprise that chooses to report separately operating cash flows from discontinued operations shall do so consistently for all periods affected. In future filings, please revise your Consolidated Statements of Cash Flows to consistently report discontinued operations within Cash Flows from operating activities. Also, please note that SFAS 95 does not support presenting operating, investing, and financing cash flows from discontinued operations all within the operating cash flows category.

We will revise our future filings to remove separate disclosure of cash flows pertaining to discontinued operations.

Condensed Consolidated Statement of Operations, page 4

2.
We note from your disclosures on page 17 that your income tax provision includes a tax benefit of $4.3 million associated with the resolution of certain federal and state income tax contingencies. Tell us in detail about the nature of those contingencies and your determination of the tax benefit.

The Company recognizes financial statement benefit related to uncertain income tax positions in the period that management determines that it is probable that the related tax benefit will be sustained. In the event that the determination is made in an interim period, the benefit is reported as a discrete item in the period of change in determination.

During the quarter ended September 25, 2005, the Company recorded a benefit of $4.3 million based upon management’s updated assessment of the following tax exposure items (in millions):

A.	$ 4.7
B.	(0.2)
C.	(0.2)
$ 4.3

A
Relates to a tax position taken by the Company on its 2001 Federal and state income tax returns related to the cancellation of indebtedness income. Such tax position was appropriately disclosed by the Company to the Internal Revenue Service on IRS Form 8275. The Company believes that there was an appropriate basis under the tax law for its original filing position. However, as the Company was not able to conclude that the position was “probable” of being sustained, no financial statement benefit was recognized for the position. During the Company’s third quarter ended September 25, 2005, the statute of limitations with respect to the Company’s 2001 Federal and state income tax returns expired, resulting in a revision to management’s assessment. Accordingly, during the third quarter ended September 25, 2005, the Company reversed amounts previously accrued (including accumulated penalties and interest) for this matter.

B
Relates to a tax position taken by the Company related to the 50% limitation of meals and entertainment expenses allowed as a tax deduction with respect to per diem allowances. The Company believes that there is an appropriate basis under the tax law for its filing position. However, as the Company is not able to conclude that the position is “probable” of being sustained, no financial statement benefit is being recognized for the position. Accordingly, during the third quarter ended September 25, 2005, the Company provided for amounts relating to this matter that occurred during the period.

C	Relates to penalties and interest provided during the period for remaining open uncertain tax position matters.

We hereby acknowledge and confirm that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s review and trust that our responses have satisfactorily resolved your comments. However, if you need further information please do not hesitate to contact us.

Sincerely,

COMFORCE Corporation

/s/ Harry V. Maccarrone
Harry V. Maccarrone
Executive Vice President and Chief Financial Officer